

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Howard Lutnick
Chief Executive Officer
CF Finance Acquisition Corp. II
110 East 59th Street
New York, NY 10022

> **Re: CF Finance Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 26, 2021**
> **File No. 333-251683**

Dear Mr. Lutnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Comparative Per Share Information, page 53

1. We note your response to prior comment 2. Please more fully explain to us how you determined the exchange rate you used to calculate the equivalent pro forma per share data.

Consolidated Financial Statements - View Inc.
3. Revenue, page F-54

2. We note your response to prior comment 10 and we note the disaggregated revenue disclosures you provide; however, we also note the significant percentages of revenue that

are derived from product sales in the USA. Due to the facts that revenue disclosures based on when/how you recognize revenue are available and appear to impact the timing and uncertainty of revenue and cash flows, it remains unclear to us how you determined that providing such disaggregated revenue disclosures here and on page F-88 would not be meaningful based on your business.

     You may contact Andi Carpenter, Staff Accountant at (202) 551-3645 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sabrina He